Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	6 June 2013

CEO RETIREMENT TERMS AND CONSULTING ARRANGEMENT

Further to the previous announcement made by Sims Metal Management regarding the retirement of the Company’s Chief Executive Officer (CEO) Daniel W. Dienst on 30 June 2013, the Board of the Company today announced the terms of his retirement. The Company has also entered into a consulting arrangement with Mr Dienst.

Base salary

Mr Dienst will receive his base salary as he works through to 30 June 2013 on which date he will retire from the Group and resign as a Director. Mr Dienst will receive no severance payment and no payment in lieu of notice.

Short term incentive

Provided Mr Dienst remains employed until 30 June 2013, he will be eligible to receive a short term incentive payment under the Company’s Short Term Incentive Plan (STIP), with any bonus payable in the normal course following release of the Company’s Fiscal Year 2013 results. In consideration for Mr Dienst assisting the Company’s executive search firm define the parameters for the new Group CEO, managing the process around the consideration of internal candidates and assisting with the establishment of the interim management structure, the Personal Priorities component of Mr Dienst’s Fiscal Year 2013 STIP bonus will constitute one-third of his bonus opportunity. The Return on Controlled Capital Employed (ROCCE) component of Mr Dienst’s Fiscal Year 2013 STIP bonus will constitute two-thirds of his bonus opportunity. Thus the Personal Priorities component of Mr Dienst’s Fiscal Year 2013 STIP bonus will be an amount up to US$606,667. Subject to Mr Dienst satisfactorily assisting in those matters mentioned above through 30 June 2013, the Company will fully satisfy this component.

Long term incentive

Mr Dienst has been granted in prior years, following shareholder approval, awards of performance rights and options under the Company’s Long Term Incentive Plan (LTIP).

Performance rights vest only if the respective performance hurdle is met at the end of each three year performance period, subject to re-testing at the end of each four and five year performance period.

The Board of the Company has exercised its discretion to determine that Mr Dienst’s cessation as an employee at 30 June 2013 will be a ‘Qualifying Cessation’ under the LTIP, and that limited re-testing be allowed. Consequently, the performance rights previously granted to Mr Dienst in November 2010, 2011 and 2012 will continue to be tested in accordance with the LTIP, up to June 2015.The performance rights previously granted to Mr Dienst in November 2008 and 2009 respectively will lapse on 30 June 2013.

Options issued to Mr Dienst under the LTIP that have vested will continue to be exercisable until their original expiration dates. Options issued to Mr Dienst under the LTIP that have not vested will not immediately lapse, but instead will vest in accordance with their respective original vesting schedules through August 2015.

Consultancy agreement

Mr Dienst has agreed to enter into a consultancy agreement with the Company effective from 1 July 2013. The material terms of the consultancy agreement are as follows:

•	Term of up to 12 months.

•	Duties and responsibilities shall include:

•	assisting, as reasonably requested, the transition into the Company of the new CEO;

•	providing advice to the Chairman of the Company on SHEC safety related matters; and

•	assistance in relation to the Company’s strategy in China.

•	Mr Dienst will make himself available up to an average of twelve days per month.

•	Consultancy fee of US$50,000 per month, as well as reasonable expenses associated with the consultancy.

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During the term and, if the agreement continues for its full term until 30 June 2014, for a period of three months thereafter, Mr Dienst will not engage in any business or activity which is directly or indirectly in competition with that of the Company.

Chairman of the Board, Mr Brunsdon said “The terms of Mr Dienst’s departure reflect the Group’s remuneration policy and are in accordance with grants made under the LTIP that have previously been approved by shareholders. I am pleased that Mr Dienst has agreed to continue as a consultant to the Company to ensure a smooth leadership transition. In that regard, we are evaluating a number of internal and external candidates with an expectation that we will announce an appointment shortly after the close of Fiscal Year 2013.”

From 1 July 2013, until the new CEO commences, the Company will be managed through an executive group to be known as the Global Leadership Team, chaired by the Chairman of the Board and will include Non-Executive Director Mr James Thompson and the leaders of all the Company’s key operations.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 18 March 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88% of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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